SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES REPORTS AN ON-TIME PERFORMANCE OF 86.3 PERCENT FOR 3RD QUARTER 2008

NEWS RELEASE	CONTACTS:	Patricia Roquebert - Panama
507-304-2927
Carmina Reyes - U.S.
210-222-1933

COPA AIRLINES REPORTS AN ON-TIME
PERFORMANCE OF 86.3 PERCENT FOR 3RD QUARTER 2008
Airline has one of the best on-time performance rankings in commercial aviation

Panama, Oct. 21, 2008 -- Copa Airlines, a subsidiary of Copa Holdings S.A. (NYSE: CPA), reported an on-time performance of 86.3 percent and a flight-completion factor of 99.3 percent for 3rd quarter 2008. The airline measures on-time performance according to international standards established for the industry.

“Copa consistently achieves high levels of on-time performance mostly due to having one of the youngest fleets of the American continent, extremely efficient operations, and -- even more important -- a dedicated team that values the needs of our passengers,” said Pedro Heilbron, CEO of Copa Airlines. “We understand how important on-time arrival is to our passengers and we continue to explore alternatives that could improve our performance, which already is amongst the best in the region.”

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. Aero República, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin.  For more information, visit www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 10/21/2008	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO